GRUPO CARSO, S.A.B. DE C.V.

08006221

RECEIVED

2008 DEC 11 A 4:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 9, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to the release that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on December 9, 2008:

"Grupo Carso, S.A.B. de C.V. announces that in its Board of Directors Meeting held today, it was approved to make the analysis of its real assets to define which shall be included in the new Corporation that will spin-off from Grupo Carso with said real assets and of which stocks would be listed in the Mexican Stock Exchange (Bolsa Mexicana de Valores). In addition the Board of Directors approved to initiate the formalities required to obtain the corresponding authorizations."

Sincerely.

PROCESSED
DEC 16 2008
THOMSON REUTERS

Alejandro Archundia Becerra
Attorney in fact

12/11

END